Exhibit 99.1

MELCO CROWN ENTERTAINMENT LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

Page(s)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010	2

Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2011 and 2010	3

Unaudited Condensed Consolidated Statements of Shareholders’ Equity for the nine months ended September 30, 2011 and 2010	4

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010	5 & 6

Notes to Unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2011 and 2010	7 - 30

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

	September 30, 2011	December 31, 2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,090,386	$441,923
Restricted cash	—	167,286
Accounts receivable, net (Note 3)	274,845	259,521
Amounts due from affiliated companies (Note 13(a))	1,904	1,528
Income tax receivable	—	198
Inventories	14,722	14,990
Prepaid expenses and other current assets	21,889	15,026

Total current assets	1,403,746	900,472

PROPERTY AND EQUIPMENT, NET (Note 4)	2,661,227	2,671,895
GAMING SUBCONCESSION, NET	613,814	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	73,629	95,629
RESTRICTED CASH (Note 7)	360,077	—
DEFERRED TAX ASSETS	—	25
DEFERRED FINANCING COSTS	45,778	45,387
LAND USE RIGHTS, NET (Note 5)	954,354	428,155

TOTAL	$6,198,760	$4,884,440

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$8,941	$8,880
Accrued expenses and other current liabilities (Note 6)	631,068	462,084
Income tax payable	1,451	934
Current portion of long-term debt (Note 7)	—	202,997
Amounts due to affiliated companies (Note 13(b))	691	673
Amounts due to shareholders (Note 13(c))	35	36

Total current liabilities	642,186	675,604

LONG-TERM DEBT (Note 7)	2,321,062	1,521,251
OTHER LONG-TERM LIABILITIES	27,404	6,496
DEFERRED TAX LIABILITIES	71,254	18,010
LOANS FROM SHAREHOLDERS (Note 13(c))	115,647	115,647
LAND USE RIGHTS PAYABLE	55,301	24,241

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized 2,500,000,000 shares as of September 30, 2011 and December 31, 2010 and issued and paid - 1,607,422,670 and 1,605,658,111 shares as of September 30, 2011 and December 31, 2010, respectively) (Note 9)	16,074	16,056
Treasury shares, at US$0.01 par value per share (6,025,213 and 8,409,186 shares as of September 30, 2011 and December 31, 2010, respectively) (Note 9)	(60)	(84)
Additional paid-in capital	3,105,798	3,095,730
Accumulated other comprehensive losses	(1,059)	(11,345)
Accumulated losses	(390,056)	(577,166)

Total Melco Crown Entertainment Limited shareholders’ equity	2,730,697	2,523,191
Noncontrolling interests	235,209	—

Total equity	2,965,906	2,523,191

TOTAL	$6,198,760	$4,884,440

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
OPERATING REVENUES
Casino	$1,017,780	$706,876	$2,710,141	$1,811,715
Rooms	26,491	20,412	75,814	59,747
Food and beverage	15,221	12,547	44,550	39,953
Entertainment, retail and others	22,207	6,691	63,386	17,452

Gross revenues	1,081,699	746,526	2,893,891	1,928,867
Less: promotional allowances	(25,742)	(19,544)	(71,392)	(60,640)

Net revenues	1,055,957	726,982	2,822,499	1,868,227

OPERATING COSTS AND EXPENSES
Casino	(733,333)	(521,195)	(2,007,096)	(1,387,025)
Rooms	(4,857)	(3,778)	(13,881)	(10,545)
Food and beverage	(8,470)	(11,224)	(25,013)	(26,554)
Entertainment, retail and others	(14,378)	(5,098)	(43,536)	(9,241)
General and administrative	(57,221)	(51,802)	(161,535)	(143,151)
Pre-opening costs	(207)	(9,217)	(1,492)	(16,199)
Development costs	—	—	(1,110)	—
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(10,743)	(4,881)	(20,506)	(14,641)
Depreciation and amortization	(65,106)	(58,860)	(193,242)	(172,593)
Property charges and others	—	(125)	(1,025)	(91)

Total operating costs and expenses	(908,624)	(680,489)	(2,511,364)	(1,822,968)

OPERATING INCOME	147,333	46,493	311,135	45,259

NON-OPERATING EXPENSES
Interest income	1,493	160	2,357	320
Interest expenses, net of capitalized interest	(32,149)	(28,442)	(87,009)	(65,368)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)	—
Change in fair value of interest rate swap agreements	3,294	—	3,294	—
Amortization of deferred financing costs	(2,910)	(3,564)	(11,130)	(10,508)
Loan commitment fees	(476)	(257)	(937)	4,067
Foreign exchange (loss) gain, net	(2,747)	786	(2,556)	803
Other income, net	725	552	2,789	1,593
Costs associated with debt modification	—	—	—	(3,156)
Loss on extinguishment of debt (Note 7)	—	—	(25,193)	—
Listing expenses	(4,160)	—	(4,160)	—

Total non-operating expenses	(36,930)	(30,765)	(126,855)	(72,249)

INCOME (LOSS) BEFORE INCOME TAX	110,403	15,728	184,280	(26,990)
INCOME TAX CREDIT (Note 10)	799	50	730	193

NET INCOME (LOSS)	111,202	15,778	185,010	(26,797)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,100	—	2,100	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$113,302	$15,778	$187,110	$(26,797)

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.0708	$0.0099	$0.1169	$(0.0168)

Diluted	$0.0701	$0.0098	$0.1160	$(0.0168)

WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,601,261,780	1,595,395,720	1,600,181,191	1,595,319,936

Diluted	1,615,555,907	1,605,818,041	1,613,038,355	1,595,319,936

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

					Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Non- controlling Interests	Total Shareholders’ Equity	Comprehensive (Loss) Income
	Ordinary Shares		Treasury Shares
	Shares	Amount	Shares	Amount
			(Note)

Balance at January 1, 2010	1,595,617,550	$15,956	(471,567)	$(5)	$3,088,768	$(29,034)	$(566,641)	$—	$2,509,044
Net loss for the period	—	—	—	—	—	—	(26,797)	—	(26,797)	$(26,797)
Foreign currency translation adjustment	—	—	—	—	—	(12)	—	—	(12)	(12)
Change in fair value of interest rate swap agreements	—	—	—	—	—	14,869	—	—	14,869	14,869
Share-based compensation (Note 11)	—	—	—	—	4,895	—	—	—	4,895
Shares issued upon restricted shares vested (Note 9)	199,160	2	—	—	(2)	—	—	—	—
Shares issued for future exercise of share options (Note 9)	931,746	10	(931,746)	(10)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 9)	—	—	358,389	4	(4)	—	—	—	—

Balance at September 30, 2010	1,596,748,456	$15,968	(1,044,924)	$(11)	$3,093,657	$(14,177)	$(593,438)	$—	$2,501,999	$(11,940)

Balance at January 1, 2011	1,605,658,111	$16,056	(8,409,186)	$(84)	$3,095,730	$(11,345)	$(577,166)	$—	$2,523,191
Acquisition of subsidiaries (Note 15)	—	—	—	—	—	—	—	237,309	237,309
Net income (loss) for the period	—	—	—	—	—	—	187,110	(2,100)	185,010	$187,110
Foreign currency translation adjustment	—	—	—	—	—	(129)	—	—	(129)	(129)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	—	6,111	6,111
Change in fair value of forward exchange rate contracts	—	—	—	—	—	(6)	—	—	(6)	(6)
Reclassification to earnings upon discontinuance of hedge accounting	—	—	—	—	—	4,310	—	—	4,310	4,310
Share-based compensation (Note 11)	—	—	—	—	6,417	—	—	—	6,417
Shares issued upon restricted shares vested (Note 9)	310,575	3	—	—	(3)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 9)	1,453,984	15	(1,453,984)	(15)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 9)	—	—	252,111	3	(3)	—	—	—	—
Exercise of share options (Note 9)	—	—	3,585,846	36	3,657	—	—	—	3,693

Balance at September 30, 2011	1,607,422,670	$16,074	(6,025,213)	$(60)	$3,105,798	$(1,059)	$(390,056)	$235,209	$2,965,906	$197,396

Note:	The treasury shares represent new share issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plan. These shares are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$111,202	$15,778	$185,010	$(26,797)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	90,158	78,050	256,676	230,162
Amortization of deferred financing costs	2,910	3,564	11,130	10,508
Amortization of deferred interest expense	457	—	457	—
Amortization of discount on senior notes payable	182	166	535	248
Loss on disposal of property and equipment	48	76	51	178
Allowance for doubtful debts and direct write off	7,071	4,431	27,301	22,342
Loss on extinguishment of debt	—	—	25,193	—
Written off deferred financing costs on modification of debt	—	—	—	1,992
Share-based compensation	2,561	2,390	6,417	4,893
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	4,310	—
Changes in fair value of interest rate swap agreements	(3,294)	—	(3,294)	—
Changes in operating assets and liabilities:
Accounts receivable	(39,282)	26,987	(25,281)	(29,488)
Amounts due from affiliated companies	45	(1,377)	(376)	(1,376)
Amount due from a shareholder	—	8	—	—
Income tax receivable	70	—	290	—
Inventories	(530)	(253)	268	(1,329)
Prepaid expenses and other current assets	(1,138)	(585)	(7,639)	(700)
Long-term prepayment, deposits and other assets	(1,071)	449	(448)	948
Deferred tax assets	—	73	25	(98)
Accounts payable	(735)	1,364	61	1,918
Accrued expenses and other current liabilities	134,165	88,148	143,047	79,861
Income tax payable	106	158	426	379
Amounts due to affiliated companies	(153)	421	(170)	(78)
Amounts due to shareholders	3	8	(1)	(6)
Other long-term liabilities	331	168	623	133
Deferred tax liabilities	(1,056)	(285)	(1,741)	(612)

Net cash provided by operating activities	302,050	219,739	622,870	293,078

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(14,291)	(31,875)	(37,155)	(150,728)
Deposits for acquisition of property and equipment	(1,971)	(28)	(3,864)	(863)
Acquisition of subsidiaries	(225,058)	—	(290,058)	—
Payment for entertainment production costs	(70)	(9,891)	(70)	(27,048)
Changes in restricted cash	12,499	29,781	(185,992)	71,616
Payment for land use right	(7,689)	(7,340)	(15,271)	(29,802)
Proceeds from sale of property and equipment	1	56	114	57

Net cash used in investing activities	$(236,579)	$(19,297)	$(532,296)	$(136,768)

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	$(999)	$(329)	$(35,027)	$(21,523)
Proceeds from exercise of share options	366	—	4,565	—
Proceeds from long-term debt	—	—	706,556	592,026
Principal payments on long-term debt	—	—	(117,076)	(444,066)

Net cash (used in) provided by financing activities	(633)	(329)	559,018	126,437

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(1,303)	—	(1,129)	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	63,535	200,113	648,463	282,747

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,026,851	295,232	441,923	212,598

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,090,386	$495,345	$1,090,386	$495,345

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(11,312)	$(13,738)	$(64,985)	$(43,670)
Cash paid for tax (net of refunds)	$(82)	$(4)	$(271)	$(138)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$7,390	$(9,622)	$9,167	$28,167
Costs of property and equipment funded through amounts due to affiliated companies	$96	$(1,130)	$188	$—
Deferred financing costs funded through accrued expenses and other current liabilities	$1,229	$(329)	$1,853	$1,305
Acquisition of subsidiaries funded through accrued expenses and other current liabilities and other long-term liabilities	$45,964	$—	$45,964	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

1.	COMPANY INFORMATION AND BASIS OF PREPARATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its subsidiary, Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”), operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. The Group currently owns and operates City of Dreams - an integrated resort development which opened in June 2009, Taipa Square Casino which opened in June 2008, Altira Macau (formerly known as Crown Macau) - a casino and hotel resort which opened in May 2007, and Mocha Clubs - non-casino-based operations of electronic gaming machines which has been in operation since September 2003. The Group also holds the Studio City, an integrated resort comprising entertainment, retail and gaming facilities to be developed in Macau (the “Studio City Project”).

As of September 30, 2011, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), and Crown Limited (“Crown”), an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of Publishing and Broadcasting Limited (“PBL”) on December 12, 2007. PBL, an Australian-listed corporation, is now known as Consolidated Media Holdings Limited.

The unaudited condensed consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the results for the full year. The financial information as of December 31, 2010 presented in the unaudited condensed consolidated financial statements is derived from the Company’s audited consolidated financial statements as of December 31, 2010.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2010. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of financial results of such periods.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Gaming Tax

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are an assessment on the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the unaudited condensed consolidated statements of operations. These taxes totaled $529,620 and $1,442,284 for the three and nine months ended September 30, 2011, respectively ($371,200 and $966,803 for the three and nine months ended September 30, 2010, respectively).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b)	Net income (loss) attributable to the Company per share

Basic net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding during the period.

Diluted net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income (loss) attributable to the Company per share consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Weighted-average number of ordinary shares outstanding used in the calculation of basic net income (loss) attributable to the Company per share	1,601,261,780	1,595,395,720	1,600,181,191	1,595,319,936

Incremental weighted-average number of ordinary shares from assumed exercise of restricted shares and share options using the treasury stock method	14,294,127	10,422,321	12,857,164	—

Weighted-average number of ordinary shares outstanding used in the calculation of diluted net income (loss) attributable to the Company per share	1,615,555,907	1,605,818,041	1,613,038,355	1,595,319,936

(c)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including its gaming promoters in Macau which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of September 30, 2011 and December 31, 2010, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of September 30, 2011 and December 31, 2010, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(d)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements and forward exchange rate contracts to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Group’s senior secured credit facility (the “City of Dreams Project Facility”) and exchange rate fluctuations for the interest payment of the RMB2,300,000,000 3.75% bonds, due 2013 (the “RMB Bonds”). The Group accounts for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the unaudited condensed consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the unaudited condensed consolidated statements of operations or in accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

As of September 30, 2011, the notional amounts of the outstanding interest rate swap agreements amounted to $151,816 and their fair values of $1,016 were recorded as interest rate swap liabilities and included in accrued expenses and other current liabilities. As of September 30, 2011, the fair values of the outstanding forward exchange rate arrangements were insignificant.

(e)	Recent Changes in Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding fair value measurement amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance improves the comparability of fair value measurements presented and disclosed in accordance with U.S. GAAP and IFRS by changing the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosure of information. The amendments to this guidance provide explanations on how to measure fair value but do not require any additional fair value measurements and do not establish valuation standards or affect valuation practices outside of financial reporting. The amendments clarify existing fair value measurements and disclosure requirements to include application of the highest and best use and valuation premises concepts; measuring fair value of an instrument classified in a reporting entity’s equity; and disclosures requirements regarding quantitative information about unobservable inputs categorized within Level 3 of the fair value hierarchy. In addition, clarification is provided for measuring the fair value of financial instruments that are managed in a portfolio and the application of premiums and discounts in a fair value measurement. The guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. The Group does not expect this guidance to have a significant impact on the Group’s unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Recent Changes in Accounting Standards - continued

In June 2011, the FASB issued guidance regarding the presentation of comprehensive income. The guidance improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. The amendments to the guidance requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Entities are no longer permitted to present components of other comprehensive income as part of the statement of changes in equity. Any adjustments for items that are reclassified from other comprehensive income to net income are to be presented on the face of the entities’ financial statement regardless of the method of presentation for comprehensive income. The amendments do not change items to be reported in comprehensive income or when an item of other comprehensive income must be reclassified to net income, nor do the amendments change the option to present the components of other comprehensive income either net of related tax effects or before related tax effects. This guidance is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011. The application of this guidance will require the change of the Group’s presentation of comprehensive income.

In September 2011, the FASB issued amendments in relation to the goodwill impairment test. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The application of these amendments will require the change of the Group’s assessment on goodwill impairment. The Group does not expect these amendments to have a significant impact on the Group’s unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

3.	ACCOUNTS RECEIVABLE, NET

	September 30, 2011	December 31, 2010
Components of accounts receivable, net are as follows:

Casino	$342,403	$293,976
Hotel	3,402	4,438
Other	3,166	2,597

Sub-total	$348,971	$301,011
Less: allowance for doubtful debts	(74,126)	(41,490)

	$274,845	$259,521

During the nine months ended September 30, 2011 and 2010, the Group has provided allowance for doubtful debts of $26,797 and $21,398 and has written off accounts receivable of $504 and $944, respectively.

4.	PROPERTY AND EQUIPMENT, NET

	September 30, 2011	December 31, 2010
Cost
Buildings	$2,439,117	$2,439,425
Furniture, fixtures and equipment	393,989	381,231
Plant and gaming machinery	137,259	131,104
Leasehold improvements	159,380	147,530
Motor vehicles	4,273	4,309

Sub-total	$3,134,018	$3,103,599
Less: accumulated depreciation	(668,496)	(481,040)

Sub-total	$2,465,522	$2,622,559
Construction in progress	195,705	49,336

Property and equipment, net	$2,661,227	$2,671,895

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

5.	LAND USE RIGHTS, NET

	September 30, 2011	December 31, 2010

Altira Macau	$141,543	$141,543
City of Dreams	376,122	376,122
Studio City	546,570	—

	$1,064,235	$517,665
Less: accumulated amortization	(109,881)	(89,510)

Land use rights, net	$954,354	$428,155

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of the Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The land use right of Studio City was acquired upon acquisition of assets and liabilities as disclosed in Note 15.

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	September 30, 2011	December 31, 2010

Construction costs payable	$9,645	$14,218
Customer deposits and ticket sales	74,016	50,143
Outstanding gaming chips and tokens	190,762	131,158
Other gaming related accruals	18,873	15,065
Gaming tax accruals	172,320	137,299
Land use right payable	15,960	15,191
Operating expense and other accruals	124,618	90,867
Interest rate swap liabilities	1,016	8,143
Payable for acquisition of assets and liabilities	23,858	—

	$631,068	$462,084

7.	LONG-TERM DEBT

Long-term debt consisted of the following:

	September 30, 2011	December 31, 2010

City of Dreams Project Facility	$—	$1,131,805
The amended City of Dreams Project Facility (the “2011 Credit Facilities”)	1,014,729	—
$600,000 10.25% senior notes, due 2018 (the “Senior Notes”)	592,978	592,443
RMB Bonds	360,077	—
Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”)	353,278	—

	$2,321,062	$1,724,248
Current portion of long-term debt	—	(202,997)

	$2,321,062	$1,521,251

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

7.	LONG-TERM DEBT - continued

City of Dreams Project Facility

On September 5, 2007, Melco Crown Gaming (the “Borrower”) entered into the City of Dreams Project Facility, which was subsequently amended in May 2010, with certain lenders in the aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”).

During the nine months ended September 30, 2011, the Borrower repaid $89,158 and prepaid $20,896 of the Term Loan Facility, according to the quarterly amortization payments and the quarterly mandatory prepayments, respectively, and the Borrower also made voluntary repayments of $7,022 before the amendment to the City of Dreams Project Facility as described below.

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was further amended pursuant to an amendment agreement entered into among the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011. The 2011 Credit Facilities, among other things: (i) reduce the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increase the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), of which both are denominated in Hong Kong Dollars; (ii) introduce new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extend the repayment maturity date; (iv) reduce and remove certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) remove MPEL (Delaware) LLC, a wholly owned subsidiary of the Borrower, from the Borrowing Group (the “2011 Borrowing Group”).

The final maturity date of 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility will be repaid in quarterly instalments according to an amortization schedule commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility will be repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities remains the same as under the City of Dreams Project Facilities (although the terms of the associated security documents have been amended for consistency with the 2011 Credit Facilities) except for securities related to MPEL (Delaware) LLC, which have been released.

The 2011 Credit Facilities also contain affirmative and negative covenants customary for financings of this type, with an additional covenant that the 2011 Borrowing Group must not enter into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities remove the financial covenants under the City of Dreams Project Facility, and replace them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants is September 30, 2011.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

7.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group. As of September 30, 2011, the net assets of the 2011 Borrowing Group of approximately $1,774,000 was restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the applicable future cash flows under the 2011 Credit Facilities are more than 10% different from the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the unaudited condensed consolidated statement of operations for the nine months ended September 30, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the underwriting fee and related issuance costs in relation to the 2011 Credit Facilities of $29,295 as deferred financing costs.

As of September 30, 2011, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down, resulting in total outstanding borrowings relating to the 2011 Credit Facilities of HK$7,894,594,570 (equivalent to $1,014,729).

Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”) issued and listed the Senior Notes on the Official List of the Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group capitalized the underwriting fee and related issuance costs in relation to the Senior Notes of $14,585 as deferred financing costs.

RMB Bonds

On May 9, 2011, the Company issued and listed the RMB Bonds of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) on the SGX-ST. The RMB Bonds were priced at par. The RMB Bonds are direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which will at all times rank equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The RMB Bonds mature on May 9, 2013 and the interest on the RMB Bonds is accrued at a rate of 3.75% per annum and is payable semi-annually in arrears on November 9 and May 9 of each year, commencing on November 9, 2011.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

7.	LONG-TERM DEBT - continued

RMB Bonds - continued

At any time after May 9, 2012, the Company may redeem in whole, but not in part, the RMB Bonds at the principal amount, together with accrued interest. The Company may also redeem the RMB Bonds in whole, but not in part, at the principal amount together with accrued interest in the event that: i) as a result of any change in the laws of the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such law or regulation after May 9, 2011, the Company satisfies the trustee that the Company has or will be required to pay additional amounts in respect of the RMB Bonds and such obligation cannot be avoided by taking reasonable measures available to the Company; ii) if at any time the gaming authority of any jurisdiction in which the Company and its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner of RMB Bonds be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable; or iii) if immediately before giving such notice, at least 90% in principal amount of the RMB Bonds originally issued, including any further bonds issued prior to the time of the notice, has already been previously redeemed, or purchased and cancelled.

The indenture governing the RMB Bonds contains certain negative pledge and financial covenants, providing that the Company shall not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company is also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth and maximum leverage ratio.

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,619 as deferred financing costs.

Deposit-Linked Loan

On May 20, 2011, the Company entered into the Deposit-Linked Loan with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described in the preceding paragraph. The Deposit-Linked Loan matures on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bears interest at a rate of 2.88% per annum and is payable semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for future settlement of RMB Bonds interest payable on November 9, 2011 at a rate of RMB1:HK$1.2096 and May 9, 2012 at a rate of RMB1:HK$1.2187. As of September 30, 2011, the fair value of the forward exchange rate contracts was $6.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

7.	LONG-TERM DEBT - continued

Deposit-Linked Loan - continued

The Company capitalized the underwriting fee and related issuance costs in relation to the Deposit-Linked Loan of $800 as deferred financing costs. As of September 30, 2011, the RMB Bonds proceeds held as a security deposit of RMB2,300,000,000 (equivalent to $360,077), required to be set aside for the duration of this debt were recorded as non-current restricted cash in the unaudited condensed consolidated balance sheet of the Group.

Total interest on long-term debt consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010

Interest for City of Dreams Project Facility	$—	$9,238	$13,269	$30,607
Interest for 2011 Credit Facilities	7,105	—	7,105	—
Interest for Senior Notes	15,375	15,375	46,125	23,063
Amortization of discount in connection with issuance of Senior Notes	182	166	535	248
Interest for RMB Bonds	3,310	—	5,162	—
Interest for Deposit-Linked Loan	2,564	—	3,707	—

	$28,536	$24,779	$75,903	$53,918
Interest capitalized	—	(3,631)	—	(11,823)

	$28,536	$21,148	$75,903	$42,095

During the three and nine months ended September 30, 2011, the Group’s average borrowing rates were approximately 5.21% and 5.62% per annum, respectively (the Group’s average borrowing rate were 7.74% and 6.65% per annum for the three and nine months ended September 30, 2010, respectively).

Scheduled maturities of the Group’s long-term debt as of September 30, 2011 are as follows:

September 30, 2011

Three months ending December 31, 2011	$—
Year ending December 31, 2012	—
Year ending December 31, 2013	841,714
Year ending December 31, 2014	256,717
Year ending December 31, 2015	256,717
Over 2015	965,914

$2,321,062

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

8.	FAIR VALUE MEASUREMENTS

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, amounts due from (to) affiliated companies and shareholders, accounts payable and other current liabilities approximate their fair values due to the short-term nature of these instruments. The carrying values of City of Dreams Project Facility, 2011 Credit Facilities, Deposit-Linked Loan, loans from shareholders and land use rights payable approximate their fair values. The estimated fair value, based on quoted market price, of the Senior Notes and RMB Bonds were approximately $652,500 and $337,572, respectively, as of September 30, 2011. As of September 30, 2011, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the unaudited condensed consolidated financial statements. The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. The following fair value hierarchy table presents information about the Group’s financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2011:

	Quoted Prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
September 30, 2011

Interest rate swap liabilities	$—	$1,016	$—	$1,016

Forward exchange rate contracts	$—	$6	$—	$6

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 - inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The fair value of these interest rate swap agreements and forward exchange rate contracts approximates the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements and the forward exchange rate arrangements are considered a Level 2 item in the fair value hierarchy.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

9.	CAPITAL STRUCTURE

In connection with the Company’s restricted shares granted as disclosed in Note 11, 310,575 and 199,160 ordinary shares were vested and issued during the nine months ended September 30, 2011 and 2010, respectively.

The Company issued 1,453,984 and 931,746 ordinary shares to its depository bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the nine months ended September 30, 2011 and 2010, respectively. 252,111 and 358,389 of these ordinary shares have been issued to employees upon vesting of restricted shares and 3,585,846 and nil of these ordinary shares have been issued to employees upon exercise of share options during the nine months ended September 30, 2011 and 2010, respectively. The balance of 6,025,213 ordinary shares continue to be held by the Company for future issuance as of September 30, 2011.

As of September 30, 2011, the Company had 1,601,397,457 ordinary shares issued and outstanding.

Pursuant to the extraordinary general meeting of the Company held on October 6, 2011, an increase in the authorized share capital from 2,500,000,000 ordinary shares of a nominal or par value of US$0.01 each to 7,300,000,000 ordinary shares of a nominal or par value of US$0.01 each was approved.

10.	INCOME TAX CREDIT

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America and in other jurisdictions, respectively, during the nine months ended September 30, 2011 and 2010.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Gaming has been exempted from Macau Complementary Tax for income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

During the three and nine months ended September 30, 2011 and 2010, Melco Crown Gaming reported net income and had the Group been required to pay such taxes, i) the Group’s consolidated net loss for the nine months ended September 30, 2010 would have been increased $13,906 and basic and diluted net loss per share would have reported additional loss of $0.0087 per share; ii) the Group’s consolidated net income for the three months ended September 30, 2010 would have been decreased $8,923 and basic and diluted net income per share would have reported reduced income of $0.0056 and $0.0056 per share, respectively; and iii) the Group’s consolidated net income attributable to the Company for the three and nine months ended September 30, 2011 would have been decreased by $22,473 and $47,766, respectively, and basic and diluted net income attributable to the Company per share would have reported reduced income of $0.0140 and $0.0139 per share for the three months ended September 30, 2011 and $0.0299 and $0.0296 per share for the nine months ended September 30, 2011, respectively. Melco Crown Gaming’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its subconcession agreement.

The effective tax rates for the three and nine months ended September 30, 2011 were negative rates of 0.72% and 0.40%, respectively (the effective tax rates for the three and nine months ended September 30, 2010 were a negative rate of 0.32% and a positive rate of 0.72%, respectively). Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the three and nine months ended September 30, 2011 and 2010, and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the three and nine months ended September 30, 2011 and 2010.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

10.	INCOME TAX CREDIT - continued

An evaluation of the tax position for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the unaudited condensed consolidated financial statements for the nine months ended September 30, 2011 and 2010 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of September 30, 2011, there was no interest and penalties related to uncertain tax positions being recognized in the unaudited condensed consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau, Hong Kong and the United States of America are 5 years, 6 years and 3 years, respectively.

11.	SHARE-BASED COMPENSATION

The Group has adopted a share incentive plan in 2006, to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the share incentive plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares).

The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years, which the Board of Directors of the Company has approved the removal of the maximum limit of 50,000,000 over the first five years and the shareholders of the Company approved this removal at the general meeting held in May 2009. As of September 30, 2011, 56,120,502 shares out of 100,000,000 shares remain available for the grant of share options or restricted shares.

The Group granted ordinary share options to certain personnel during the nine months ended September 30, 2011 with the exercise price determined at the closing price on the date of grant. These ordinary share options became exercisable over vesting period of three years. The ordinary share options granted expire 10 years after the date of grant.

The Group has also granted restricted shares to certain personnel during the nine months ended September 30, 2011. These restricted shares have a vesting period of three years. The grant date fair value is determined with reference to the market closing price at date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

11.	SHARE-BASED COMPENSATION - continued

Share Options

A summary of share options activity under the share incentive plan as of September 30, 2011, and changes during the nine months ended September 30, 2011 are presented below:

	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2011	20,453,493	$1.22
Granted	5,150,946	$2.52
Exercised	(3,585,846)	$1.03
Forfeited	(549,363)	$1.30
Expired	(64,830)	$4.62

Outstanding at September 30, 2011	21,404,400	$1.55	7.79	$27,116

Exercisable at September 30, 2011	6,505,144	$1.37	7.20	$10,053

A summary of share options vested and expected to vest at September 30, 2011 are presented below:
	Vested
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01 - $5.06) (Note)	6,505,144	$1.37	7.20	$10,053

Note:	2,205,509 share options vested and 64,830 vested share options expired during the nine months ended September 30, 2011.

	Expected to Vest
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01 - $5.06)	14,899,256	$1.63	8.04	$17,063

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

11.	SHARE-BASED COMPENSATION - continued

Share Options - continued

The weighted-average fair value of share options granted (excludes options granted in the share option exchange program) during the nine months ended September 30, 2011 were $1.67. 3,585,846 share options were exercised and proceeds amounted to $3,693 were recognized during the nine months ended September 30, 2011. The total intrinsic value of share options exercised for the nine months ended September 30, 2011 were $6,239.

As of September 30, 2011, there was $10,947 unrecognized compensation costs related to unvested share options and the costs were expected to be recognized over a weighted-average period of 2.22 years.

Restricted Shares

A summary of the status of the share incentive plan’s restricted shares as of September 30, 2011, and changes during the nine months ended September 30, 2011 are presented below:

	Number of Restricted Shares	Weighted- Average Grant Date Fair Value

Unvested at January 1, 2011	2,649,059	$1.31
Granted	2,908,383	2.52
Vested	(562,686)	1.14
Forfeited	(218,151)	1.78

Unvested at September 30, 2011	4,776,605	$2.05

The total fair values at date of grant of the restricted shares vested during the nine months ended September 30, 2011 were $640.

As of September 30, 2011, there was $7,060 of unrecognized compensation costs related to restricted shares and the costs were expected to be recognized over a weighted-average period of 2.32 years.

The impact of share options and restricted shares for the three and nine months ended September 30, 2011 and 2010 recognized in the unaudited condensed consolidated financial statements were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010

Share options	$1,625	$1,690	$4,182	$3,604
Restricted shares	936	702	2,235	1,291

Total share-based compensation expenses	$2,561	$2,392	$6,417	$4,895
Less: share-based compensation expenses capitalized in construction in progress	—	(2)	—	(2)

Share-based compensation recognized in general and administrative expenses	$2,561	$2,390	$6,417	$4,893

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

12.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of September 30, 2011, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for Mocha Clubs, City of Dreams and Studio City totaling $47,663.

(b)	Lease Commitments and Other Arrangements

Operating Leases - As a lessee

The Group leases office space, Mocha Clubs sites and staff quarters under non-cancellable operating lease agreements that expire at various dates through June 2022. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor. During the nine months ended September 30, 2011 and 2010, the Group incurred rental expenses amounting to $12,563 and $11,272, respectively.

As of September 30, 2011, minimum lease payments under all non-cancellable leases were as follows:

Three months ending December 31, 2011	$3,819
Year ending December 31, 2012	11,065
Year ending December 31, 2013	7,439
Year ending December 31, 2014	5,098
Year ending December 31, 2015	3,850
Over 2015	14,832

$46,103

As grantor of operating and right to use arrangement

The Group entered into non-cancellable operating and right to use agreements for mall spaces in the City of Dreams site with various retailers that expire at various dates through July 2016. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the nine months ended September 30, 2011 and 2010, the Group received contingent fees amounting to $12,421 and $9,241, respectively.

As of September 30, 2011, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Three months ending December 31, 2011	$2,951
Year ending December 31, 2012	11,357
Year ending December 31, 2013	10,600
Year ending December 31, 2014	9,835
Year ending December 31, 2015	5,568
Over 2015	1,581

$41,892

The total minimum future fees do not include the escalated contingent fee clauses.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

12.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Gaming to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Gaming has committed to the following:

i)	To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

ii)	To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

iv)	To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v)	To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi)	Melco Crown Gaming must maintain two bank guarantees issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession. A sum of 1.75% of the guarantee amount will be payable by Melco Crown Gaming quarterly to such bank.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

12.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

As of September 30, 2011, the Group had other commitments contracted for but not provided in respect of shuttle buses and limousines services mainly for the operations of Altira Macau and City of Dreams totaling $2,409. Expenses for the shuttle buses and limousines services during the nine months ended September 30, 2011 and 2010 amounted to $9,520 and $9,846, respectively.

As of September 30, 2011, the Group had other commitments contracted for but not provided in respect of cleaning, maintenance, consulting, marketing and other services mainly for the operations of Mocha Clubs, Altira Macau and City of Dreams totaling $11,808. Expenses for such services during the nine months ended September 30, 2011 and 2010 amounted to $15,900 and $12,305, respectively.

As of September 30, 2011, the Group had other commitments contracted for but not provided in respect of trademark and memorabilia license fees for the operations of City of Dreams hotels and casino totaling $6,905. Expenses for the trademark and memorabilia license fees during the nine months ended September 30, 2011 and 2010 amounted to $1,320 and $1,178, respectively.

As of September 30, 2011, the Group had other commitments contracted for but not provided in respect of fees for the operation of an entertainment show in City of Dreams, which commenced performance in September 2010, totaling $23,042. Fees for the operation of the entertainment show during the nine months ended September 30, 2011 and 2010 amounted to $6,054 and $337, respectively.

(d)	Contingencies

As of September 30, 2011, Melco Crown Gaming has issued a promissory note (“livranca”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 12(c)(vi).

As of September 30, 2011, the Group has entered into two deeds of guarantee with third parties amounted to $10,000 to guarantee certain payment obligations of the City of Dreams’ operations.

(e)	Litigation

As of September 30, 2011, the Company is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Group’s financial position or results of operations.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

13.	RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2011 and 2010, the Group entered into the following significant related party transactions:

		Three months Ended September 30,				Nine Months Ended September 30,
		2011		2010		2011		2010
Related companies	Nature of transactions	Continuing	Discontinued(5)	Continuing	Discontinued(5)	Continuing	Discontinued(5)	Continuing	Discontinued(5)

Transactions with affiliated companies

Chin Son, Limited(1)	Purchase of property and equipment	$—	$1,756	$—	$—	$—	$1,756	$—	$—

Crown’s subsidiary	Consultancy fee recognized as expense	105	—	197	—	362	—	160	—
	Management fees expense	—	—	—	—	—	—	—	2
	Office rental expense	—	—	—	—	—	—	—	3
	Purchase of property and equipment	187	—	—	—	187	—	—	—
	Service fee expense(2)	—	—	—	—	—	—	—	(24)
	Other service fee income(2)	11	—	7	—	33	—	19	(16)
	Rooms and food and beverage income	—	—	—	—	—	—	3	—

Lisboa Holdings Limited(1)	Office rental expense	249	—	276	—	995	—	829	—

Melco’s subsidiaries and its associated companies	Advertising and promotional expenses	2	—	—	—	9	—	—	—
	Consultancy fee recognized as expense	117	—	77	—	344	—	276	103
	Management fees expense	3	—	3	—	10	—	10	—
	Office rental expense	134	—	133	—	400	—	400	—
	Operating and office supplies expenses	—	—	55	—	2	—	55	105
	Purchase of property and equipment	15	—	—	81	186	—	—	1,287
	Repairs and maintenance expenses	—	—	—	—	—	—	—	236
	Service fee expense(3)	116	—	93	—	377	—	357	8
	Other service fee income	79	—	75	—	224	—	178	—
	Rooms and food and beverage income	138	—	1	—	156	—	5	8

Shun Tak Holdings Limited and its subsidiaries (referred to as “Shun Tak Group”)(1)	Office rental expense	31	—	58	—	93	—	153	—
	Operating and office supplies expenses	5	—	5	—	15	—	14	—
	Purchase of property and equipment	—	—	—	—	—	6	—	—
	Traveling expense recognized as expense(4)	801	—	674	—	2,044	—	2,174	—
	Rooms and food and beverage income	209	—	—	—	369	—	—	—

Sky Shuttle Helicopters Limited(1)	Traveling expense recognized as expense	513	—	353	—	1,506	—	1,007	—

Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Office rental expense	—	—	—	40	—	—	—	119
	Traveling expense capitalized in construction in progress(4)	1	—	—	—	2	—	—	—
	Traveling expense recognized as expense(4)	72	—	—	—	385	—	—	—

Sociedade de Turismo e Diversões de Macau, S.A. (“STDM”) and its subsidiaries (together with STDM referred to as “STDM Group”) (1)	Advertising and promotional expenses	13	11	—	32	52	11	39	32
	Office rental expense	338	—	64	—	468	—	194	—
	Service fee expense	—	53	—	—	—	53	—	—
	Traveling expense capitalized in construction in progress(4)	—	—	—	—	—	—	1	2
	Traveling expense recognized as expense(4)	5	—	9	184	85	17	98	482

Transactions with shareholders

Crown	Interest charges recognized as expense	—	28	—	27	—	78	—	58
	Other service fee income	—	—	—	—	4	—	—	—
	Rooms and food and beverage income	—	—	—	—	39	—	—	—

Melco	Interest charges recognized as expense	—	51	—	47	—	140	—	104
	Other service fee income	—	—	—	—	—	—	23	—
	Rooms and food and beverage income	$—	$—	$6	$—	$15	$—	$32	$—

Notes:

(1)	Companies in which a relative/relatives of Mr. Lawrence Ho has/have beneficial interests.
(2)	The negative amounts including reversal of over-accrual of related expenses/income during the period.
(3)	The amounts mainly represents the Group’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(4)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.
(5)	In the opinion of Directors, the above transactions will be discontinued upon listing of the shares of the Company on The Stock Exchange of Hong Kong Limited.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

13.	RELATED PARTY TRANSACTIONS - continued

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income received or prepayment of operating expenses by the Group as of September 30, 2011 and December 31, 2010 are as follows:

	September 30, 2011	December 31, 2010

Melco’s subsidiaries and its associated companies	$1,678	$1,464
Shun Tak Group	226	64

	$1,904	$1,528

The outstanding balances due from affiliated companies to the Group as of September 30, 2011 and December 31, 2010 are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses as of September 30, 2011 and December 31, 2010 are as follows:

	September 30, 2011	December 31, 2010

Crown’s subsidiary	$144	$99
Melco’s subsidiaries and its associated companies	44	134
Shun Tak Group	233	276
SJM	102	—
Sky Shuttle Helicopters Limited	161	—
STDM Group	7	164

	$691	$673

The outstanding balances due to affiliated companies by the Group as of September 30, 2011 and December 31, 2010 are unsecured, non-interest bearing and repayable on demand.

(c)	Amounts Due To/Loans from Shareholders

Melco and Crown provided loans to the Group mainly used for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams.

The outstanding loan balances due to Melco as of September 30, 2011 and December 31, 2010 amounted to HK$578,577,752 (approximately $74,367) are unsecured and interest bearing at 3-month HIBOR per annum. As of September 30, 2011, the loan balance due to Melco is repayable in May 2013, according to the extension agreements entered into during the period.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

13.	RELATED PARTY TRANSACTIONS - continued

(c)	Amounts Due To/Loans from Shareholders - continued

The amounts of $20 and $23 due to Melco by the Group as of September 30, 2011 and December 31, 2010, respectively, mainly related to interest payable on the outstanding loan balances, are unsecured, non-interest bearing and repayable on demand.

The outstanding loan balances due to Crown as of September 30, 2011 and December 31, 2010 amounted to HK$321,157,031 (approximately $41,280) are unsecured and interest bearing at 3-months HIBOR per annum. As of September 30, 2011, the loan balance due to Crown is repayable in May 2013, according to the extension agreements entered into during the period.

The amounts of $15 and $13 due to Crown by the Group as of September 30, 2011 and December 31, 2010, respectively, related to interest payable on the outstanding loan balances, are unsecured, non-interest bearing and repayable on demand.

The shareholders’ loans were converted into shares according to the loan capitalization agreement dated November 18, 2011 based on a conversion price, which is one-third of the volume weighted average price of the Company’s ADS over the period of the five NASDAQ trading days immediately preceding November 29, 2011, as each ADS represents three ordinary shares.

14.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams and Studio City, which was acquired by the Group in July 2011. Taipa Square Casino is included within Corporate and Others. All revenues were generated in Macau.

Total Assets

	September 30, 2011	December 31, 2010

Mocha Clubs	$169,341	$145,173
Altira Macau	731,164	571,504
City of Dreams	3,185,583	3,202,692
Studio City	711,086	—
Corporate and Others	1,401,586	965,071

Total consolidated assets	$6,198,760	$4,884,440

Capital Expenditures

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010

Mocha Clubs	$4,920	$1,162	$4,920	$2,807
Altira Macau	636	730	4,098	1,210
City of Dreams	8,683	18,765	20,979	80,293
Studio City	693,873	—	693,873	—
Corporate and Others	225	225	292	966

Total capital expenditures	$708,337	$20,882	$724,162	$85,276

For the nine months ended September 30, 2011 and 2010, there was no single customer that contributed more than 10% of the total revenues.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

14.	SEGMENT INFORMATION - continued

The Group’s segment information on its results of operations for the following periods is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
NET REVENUES
Mocha Clubs	$31,284	$27,778	$97,426	$81,416
Altira Macau	328,984	186,796	905,936	614,642
City of Dreams	687,161	504,061	1,795,437	1,149,705
Studio City	—	—	—	—
Corporate and Others	8,528	8,347	23,700	22,464

Total net revenues	$1,055,957	$726,982	$2,822,499	$1,868,227

ADJUSTED PROPERTY EBITDA(1)
Mocha Clubs	8,925	7,605	30,314	21,221
Altira Macau	78,948	28,813	193,080	87,314
City of Dreams	170,469	114,866	407,821	228,673
Studio City	(137)	—	(137)	—

Total adjusted property EBITDA	258,205	151,284	631,078	337,208

OPERATING COSTS AND EXPENSES
Pre-opening costs	(207)	(9,217)	(1,492)	(16,199)
Development costs	—	—	(1,110)	—
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(10,743)	(4,881)	(20,506)	(14,641)
Depreciation and amortization	(65,106)	(58,860)	(193,242)	(172,593)
Share-based compensation	(2,561)	(2,390)	(6,417)	(4,893)
Property charges and others	—	(125)	(1,025)	(91)
Corporate and others expenses	(17,946)	(15,009)	(53,223)	(40,604)

Total operating costs and expenses	(110,872)	(104,791)	(319,943)	(291,949)

OPERATING INCOME	147,333	46,493	311,135	45,259

NON-OPERATING EXPENSES
Interest income	1,493	160	2,357	320
Interest expenses, net of capitalized interest	(32,149)	(28,442)	(87,009)	(65,368)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)	—
Change in fair value of interest rate swap agreements	3,294	—	3,294	—
Amortization of deferred financing costs	(2,910)	(3,564)	(11,130)	(10,508)
Loan commitment fees	(476)	(257)	(937)	4,067
Foreign exchange (loss) gain, net	(2,747)	786	(2,556)	803
Other income, net	725	552	2,789	1,593
Costs associated with debt modification	—	—	—	(3,156)
Loss on extinguishment of debt	—	—	(25,193)	—
Listing expenses	(4,160)	—	(4,160)	—

Total non-operating expenses	(36,930)	(30,765)	(126,855)	(72,249)

INCOME (LOSS) BEFORE INCOME TAX	110,403	15,728	184,280	(26,990)
INCOME TAX CREDIT	799	50	730	193

NET INCOME (LOSS)	111,202	15,778	185,010	(26,797)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,100	—	2,100	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$113,302	$15,778	$187,110	$(26,797)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

14.	SEGMENT INFORMATION - continued

Note:

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses and other non-operating income and expenses. The chief operating decision maker used Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams and Studio City and to compare the operating performance of its properties with those of its competitors.

15.	ACQUISITION OF SUBSIDIARIES

On June 16, 2011, the Company entered into a share purchase agreement and through its subsidiary, MCE Cotai Investments Limited (“MCE Cotai”), to acquire from an affiliate of eSun Holdings Limited (“eSun Holdings”), an independent third party, a 60% equity interest in Cyber One Agents Limited (together with its direct and indirect subsidiaries, the “Cyber One Group”), which is the developer of the Studio City Project. The total consideration under the share purchase agreement and related transaction documents is $360,000 which include i) a payment to an affiliate of eSun Holdings for its entire 60% interest in, and a shareholder’s loan extended to, the Cyber One Group at $200,000 and $60,000, respectively, where $65,000 and $195,000 were paid by the Group in June 2011 and July 2011, respectively, and ii) a payment of $100,000 in cash in three instalments of $50,000, $25,000 and $25,000 over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings, LLC (the noncontrolling shareholder who owns 40% interest in Cyber One Agents Limited), for transferring to Cyber One Group the shares of other entities that own rights to develop the gaming areas of the Studio City Project. The first instalment of $50,000 was settled by the Group in August 2011, the second instalment of $25,000 will be payable in July 2012 and the remaining instalment of $25,000 will be payable in July 2013.

On July 27, 2011, the Group completed the acquisition of 60% equity interest in Cyber One Group. Cyber One Group did not have any operation and revenue before the acquisition. The Group principally acquired a parcel of land and related construction in progress through the acquisition of Cyber One Group and this transaction was accounted for as acquisition of assets and liabilities.

The net assets acquired in the transaction are as follows:

Amount recognized at the date of acquisition
Net assets acquired:

Cash and cash equivalents	$35,818
Prepaid expenses and other current assets	72
Deposits	432
Land use right, net	546,570
Construction in progress	139,201
Accrued expenses and other current liabilities	(10,939)
Land use right payable	(47,020)
Deferred tax liabilities	(54,985)
Noncontrolling interests	(237,309)

Net assets	$371,840

Total consideration satisfied by:

Cash paid	$310,000
Payables for acquisition of assets and liabilities	45,964

355,964
Agency fee paid for acquisition of assets and liabilities	15,876

$371,840

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

16.	SUBSEQUENT EVENT

As disclosed in Note 13, the shareholders’ loan were converted into shares according to respective loan capitalization agreement.

******